Exhibit 99.1
UNIT PURCHASE AGREEMENT
     This UNIT PURCHASE AGREEMENT (this “Agreement”) is made effective as of April 15, 2008, between TEEKAY LNG PARTNERS L.P., a Marshall Islands limited partnership with its head office at 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton HM 08, Bermuda (“Seller”), and TEEKAY CORPORATION, a Marshall Islands company (“Buyer”).
RECITAL
     Upon the terms and subject to the conditions set forth herein, Seller desires to sell and Buyer desires to purchase $50,000,000 of common units of Seller (the “Units”) at the same per unit price and at the same time as common units of Seller are to be sold to certain underwriters in connection with a public offering of common units contemplated by the preliminary prospectus supplement dated April 15, 2008 (the “Public Sale”).
AGREEMENT
     NOW, THEREFORE, for and in consideration of the foregoing premises and of the mutual covenants and agreements herein contained, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereby agree as follows:
Section 1. Purchase and Sale of the Interests
1.1	Sale of the Interests
     Subject to the terms and conditions of this Agreement, Buyer agrees to purchase from Seller and Seller agrees to sell to Buyer pursuant to this Agreement, the Units in consideration of an aggregate payment of $50,000,000 (the “Purchase Price”) by Buyer. The number of Units shall equal (rounded to the nearest whole unit) $50,000,000 divided by the per unit offering price to the public in the Public Sale.
1.2	Closing
     The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place concurrently with the closing of the Public Sale pursuant to an Underwriting Agreement between Seller and the underwriters party thereto (the “Underwriting Agreement”).
1.3	Closing Deliveries
          (a) At the Closing, Buyer shall deliver to Seller as consideration for the Units purchased by Buyer an acknowledgement of receipt of the Purchase Price.

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          (b) At the Closing, Seller shall cause Seller’s transfer agent to record the ownership of the Units on the records of the transfer agent in accordance with instructions from Buyer.
1.4	Closing Condition; Termination
     Buyer’s obligation to purchase the Units in accordance with this Agreement is subject to the closing of the Public Sale of common units contemplated by the Underwriting Agreement. If the Underwriting Agreement is terminated or if it shall not be entered into prior to April 18, 2008, this Agreement shall automatically terminate.
1.5	Assignment; Designee
     Buyer may assign its rights under this Agreement to Teekay Holdings Limited, a Bermuda company and wholly-owned subsidiary of Buyer, or may designate Teekay Holdings Limited as the holder of the Units and Seller will, upon request, cause its transfer agent to register the Units in the name of Teekay Holdings Limited.
Section 2. Representations and Warranties
2.1	Buyer’s Representations and Acknowledgements
     Buyer represents and warrants to Seller that:
          (a) Buyer has all requisite power and authority to execute and deliver this Agreement and to perform the transactions contemplated hereby and this Agreement is a valid and binding obligation of Buyer, enforceable against the Buyer in accordance with its terms;
          (b) The Units are being acquired solely for the account of Buyer and not with a view to, or for resale in connection with, a distribution of all or any party thereof.
     Buyer acknowledges and understands that the Units have not been registered with the Securities and Exchange Commission and therefore are subject to resale restrictions. Buyer agrees to the placement of a legend on any Unit certificate or on the records of the transfer agent to the effect that the Units may not be sold without registration with the Securities and Exchange Commission or an exemption from registration.

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2.2	Seller’s Representations
     Seller represents and warrants to Buyer that:
          (a) Seller has all necessary power and authority to execute and deliver this Agreement and to perform the transactions contemplated hereby and this Agreement is a valid and binding obligation of Seller, enforceable against Seller in accordance with its terms;
          (b) No consent, approval or authorization of any third party is required for consummation by Seller of the transactions contemplated by this Agreement, and the execution and delivery of this Agreement and the performance of the transactions contemplated hereby do not violate, conflict with, or cause a default under any contract, agreement, document, or instrument, any law, rule, regulation or any judicial or administrative decision to which Seller or the Units may be subject, or that would create a lien, security interest, encumbrance or restriction of any kind upon the Units;
          (c) Upon the Closing and payment for the Units in accordance with the terms of this Agreement, good and marketable title to all of the Units, free and clear of all mortgages, liens, security interests, pledges, charges, encumbrances or claims of any kind will be sold to and vest in Buyer.
2.3	Survival; Indemnity
     All representations and warranties made herein shall survive the Closing. Buyer agrees to indemnify and hold Seller harmless from any and all losses, damages, claims, actions and proceedings, including any legal or other expenses, arising out of any breach of any representation or warranty made by the Buyer herein and Seller agrees to indemnify and hold Buyer harmless from any and all losses, damages, claims, actions and proceedings, including any legal or other expenses, arising out of any breach of any representation or warranty made by the Seller herein.
Section 3. Further Assurances
     Each party agrees to, at any time and from time to time, promptly execute and deliver such further agreements, documents and instruments, and promptly take or forbear from taking such further actions as the other party may reasonably request in order to more effectively confirm or carry out the provisions of this Agreement.
Section 4. Miscellaneous
4.1	Entire Agreement
     Each party hereto acknowledges that this Agreement embodies the entire agreement and understanding between them with respect to the subject matter hereof and supersedes any prior agreements and understandings relating to the subject matter hereof. This

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Agreement may not be altered, modified, terminated or discharged except by a writing signed by the party against whom such alteration, modification, termination or discharge is sought.
4.2	Binding Nature
     This Agreement shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors, heirs, personal representatives and assigns.
4.3	Governing Law
     This Agreement shall be governed by and construed under the laws of the state of New York.
4.4	Counterparts
     This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, and all of which, taken together, shall constitute one and the same instrument. Delivery of an executed signature page to this Agreement by facsimile transmission shall be as effective as delivery of a manually signed counterpart hereof.
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     IN WITNESS WHEREOF, the parties have executed this UNIT PURCHASE AGREEMENT as of the date first above written.

THE SELLER: TEEKAY LNG PARTNERS L.P.
By:	Teekay G.P. L.L.C., its General Partner

By:	/s/ Peter Evensen
	Name:	Peter Evensen
	Title:	Chief Executive Officer and Chief Financial Officer

BUYER: TEEKAY CORPORATION
By:	/s/ Bjorn Moller
	Name:	Bjorn Moller
	Title:	President and Chief Executive Officer

UNIT PURCHASE AGREEMENT	SIGNATURE PAGE